UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Technology, strategy and the growth of gas as a source of global energy J. Michael Yeager Chief Executive, BHP Billiton Petroleum 14 May 2012 Bhpbilliton resourcing the future

Disclaimer Reliance on Third Party Information The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton. Forward Looking Statements This presentation includes forward-looking statements within the meaning of the US Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward -looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 statements” and “Operating and financial review and No Offer of Securities Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. Stakeholder feedback Please note, the Commonwealth Offshore Petroleum and Greenhouse Gas Storage (Environment) Regulations 2006 requires Operators to perform consultation relating to environment plans and oil spill contingency plans. The latest revision of the Regulations includes a requirement for correspondence from stakeholders relating to these plans to be passed on to NOPSEMA and therefore should not be considered to be confidential between the author and BHP Billiton. It is recommended that confidential matters not relating to the environment should be in separate communications. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 2 Bhpbilliton resourcing the future

•One of the fastest growing commodities •Becoming increasingly more available •A preferred fuel •Multiple different sources of supply The global growth of natural gas World natural gas consumption (bcf/d) 500 400 300 200 100 0 1990 1995 2000 2005 2010 2015 2020 2025 2030 History Forecast Source: BHP Billiton; Wood Mackenzie; BP Statistical Review . J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 3 Bhpbilliton resourcing the future

Bhpbilliton resourcing the future Technology has led to greater supply Subsea high-rate completions / production facilities Directional and horizontal drilling Multi-stage fracking J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Floating LNG Slide 4

Bhpbilliton resourcing the future BHP Billiton Petroleum’s worldwide gas activities Onshore US Shale Angostura India Exploration Zamzama South China Sea Exploration Western Australia Exploration Scarborough NW Shelf Browse Macedon Minerva Bass Strait •Wide range of gas exploration and production activities •Involved in all major gas technologies •Western Australia gas continues to be an important investment area •New Onshore US shale is a large, long term technology position J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 5

Bhpbilliton resourcing the future Technology and innovation have driven the phenomenal growth of gas in the US Development of downhole Initial development of US shale gas production motors accelerates –key to the Barnett shale play rapidly increases as technology directional drilling in Fort Worth, Texas continues to improve 1947 Early 1970s 1980s-1990s Early 2000s 2002-2008 2010+ (Bcfd) 30 20 10 0 2000 2005 2012 Hydraulic fracking First commercial Multi stage fracking first commercially horizontal wells emerges for both vertical employed in Grant and horizontal wells County, Kansas Source: US Department of Energy, EIA. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 6

Bhpbilliton resourcing the future Shale reservoirs have low geologic risk and can be relatively uniform over long distances West 100 miles East 120 ft 170 ft Middle Bossier Haynesville Porosity Haynesville Middle Bossier Porosity TEXAS LOUISIANA East West West Play outline EUR>8Bcf / Well Bossier Potential Acreage 25 miles •Continuous geological horizons •Haynesville and Bossier mapped for 100 miles •Depth, cost and rock properties vary •Requires a long term approach on technology TX LA J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 7

Bhpbilliton resourcing the future Shale production: minimizing effects on communities and the environment Timeline and impacts for shale gas development and production (single well) Typical surface casing design 70-100 Days 20-40 Years Site Preparation, Drilling, Fracking Land disturance Dust Noise Diesel Exhaust Water management and disposal Production Reduction in air pollution Reduction in GHG emissions Water management and disposal Site restoration WELLHEAD Cement Conductor Casing Cement Surface Casing Drilling Fluid Intermediate Casing SOIL AQUIFER Source: IHS; CERA. Source: American Petroleum Institute. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 8

Bhpbilliton resourcing the future Shale development has made US gas reserves the largest in the world Natural gas resource estimate (tcf) 1,600 1,200 800 400 0 Unconventional Conventional USA Russia Iran Qatar China Canada Nigeria Australia Saudi Arabia Turkmenistan UAE Kazakhstan Algeria Venezuela Iraq Norway Indonesia Oman Azerbaijan Libya E. Africa, Med. Source: Wood Mackenzie; BHP Billiton. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 9

Bhpbilliton resourcing the future Shale production can be modulated quickly and has much faster payback than offshore Offshore Feature Shale Yes Geologic risk No 5+ years 1st production Months Years Payback Months Limited Flexibility Significant Limited Expandability Substantial Shenzi Eagle Ford well •Offshore oil and gas offers strong returns on a full development basis but expansion capability is limited post investment •Shale developments offer strong returns on an individual well basis and are highly expandable in both the short and long term •Current shale drilling and completion technologies recover very low amounts of the hydrocarbons in place •Shale is ripe for a long term technology approach which few companies can execute J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 10

How times have changed

bhpbilliton
resourcing the future

The shale revolution in the US

2005	Today
Minimal gas production from shales	Haynesville alone supplied about 10% of US gas demand in 2011
Declining US onshore activity	~700 active shale rigs in 2011
Stagnation in US petrochemicals and other energy-intensive industries	Revitalised investment in petrochemicals and energy-intensive industries
Coal expected to be the primary fuel for power generation	Natural gas seen as the fuel of the future to meet strict emission targets
US expected to remain a net LNG importer	LNG export project applications total 14 bcfd
High natural gas prices seen as a drain on the US economy	US economic growth $80 to $100 billion in direct GDP impact and over 600,000 jobs

Source: Wood Mackenzie; PIRA; US Department of Energy; IHS Global Insight; Press reports.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 11

Bhpbilliton resourcing the future BHP Billiton Petroleum has built a large, advantaged and flexible US shale position BHP Billiton Petroleum Onshore US •Over 1.6 million combined net acres across Texas, Louisiana and Arkansas •Recoverable resources of approximately 8.3 billion barrels of oil equivalent •Four giant fields, with 50 year lives S Midland Black Haw k Delaware Haw kville Permian Eagle Ford AR Fayetteville Haynesville / Bossier J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 12

BHP Billiton Petroleum's shale gas properties are among the lowest cost in the US

Comparative ranking of break-even wellhead cost for US unconventional gas plays, 2012
Gas-focused unconventional plays only



Haynesville: Largest position in the core, with EURs as high as 15 bcf/well
Fayetteville: Shallow reservoir drives very low dry-gas costs
Eagle Ford: Emphasis is on the wet gas areas that offer best economics
Lance Pinedale
Fruitland
Granite Wash
Niobrara Codell
Eagle Ford - Wet
Olmos
Lance Jonah
Montney
Duvernay Shale
Mesaverde Coals
Marcellus Southwest
Fayetteville
Arkoma Woodford
Horn River
Selma Chalk
Marcellus Northeast
Anadarko Woodford
Haynesville - Tier One
Barnett
Bossier Shale
Mesaverde Wasatch
Pennsylvanian Coals
Horseshoe Canyon
Raton Vermejo
Honaker Trail
Mesaverde Piceance
Almond Wamsutter
James Lime
Powder River CBM
Cherokee
Deep Haley
Mancos
Utica - Appalachia
Barnett Southwest
Black Warrior Coals
Deep Bossier
Wilcox Lobo
New Albany
Huron
Travis Peak
Haynesville - Tier Two
Chattanooga
Austin Chalk
Cody
Utica - Quebec
Antrim
Mannville
Lower Vicksburg
Cotton Valley
Baxter
Eagle Ford - Dry Gas
Pierre
Gothic
Columbia Sub-basalt
Palo Duro
Barnett Woodford
Conasauga

Source: Wood Mackenzie, 2012.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 13

Bhpbilliton resourcing the future Near term actions •Until gas prices rebound, scale back on gas drilling –Reduce rig count –Hold leases and opportunities •But shale gasis not the whole story –Early estimates for BHP Billiton Petroleum’s Eagle Ford and Permian acreage indicate several billion barrels of liquids in place –Our plans are large, targeting recovery of about 1.5 billion barrels of liquids-about 500 million barrels more than what we reported in November last year –We currently assume single-digit percentage recovery rates –The industry has a record of more than doubling recovery rates over time, as technology improves, and we expect to be a technology leader •So, a significant highly valuable shale onshore liquids business J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 14

Bhpbilliton resourcing the future “Texas tops finds from Brazil to Bakkenas best prospect” Bloomberg, 23 March 2012 Eagle Ford •Discovered by Petrohawk in 2008 –we hold a premiere position •Rated as the lowest cost play among North American shales in the liquids rich regions1 •Eagle Ford liquids-rich wells are among the highest return and fastest payback of any BHP Billiton investment Bloomberg 23 March 2012 1. Wood Mackenzie. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 15

Bhpbilliton resourcing the future Eagle Ford offers some of the highest economic returns among US shale plays Isopach map net porosity >9% Black Hawk Hawkville Field •Attractive product mix of condensate and NGL, with current net production at over 50% liquids •High liquids revenue component provides strong rates of return; many wells in excess of 100% •Average payback within the first year of production •Expect to grow to 300 Mboe/day, with 150 Mboe/day of liquids •Potential for higher recovery factors over time through reduced well spacing or improved technology J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 16

Bhpbilliton resourcing the future Still early in the Permian, but initial well results better than expected Permian •Large undeveloped acreage position •Targeting oil from multiple pay horizons •Wolfcamp reservoir averages approximately 900 feet thick •Current net production at about 80% liquids •Goal is a second 100 Mboe/d business Investor’s Business Daily15 March 2012 J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 17

Bhpbilliton resourcing the future We are leveraging the flexibility of shales to respond to market conditions Average FY13 rig mix Prior outlook Current outlook 52% 48% 14% 86% Gas focused Liquids focused J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 18

Bhpbilliton resourcing the future Replicating the success of shales globally will require many key factors to align Rig and services availability Attractive geology Large hydrocarbon markets Low population density in development areas Attractive fiscal terms Supportive Landowners regulatory benefit framework Extensive pipeline network J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 19

Bhpbilliton resourcing the future Major region-to-region gas flows 2010 outlook to 2025 Source: Wood Mackenzie, 2011; Flow s larger than 5 Bcm/year. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 20

Bhpbilliton resourcing the future Major region-to-region gas flows current outlook to 2025 Source: Wood Mackenzie, 2012; Flow s larger than 5 Bcm/year. J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 21

Bhpbilliton resourcing the future In summary… •The world needs hydrocarbons. The growth of shale technology over the last several years is an example of how innovation and technology can help satisfy that need •Shale liquids developments are now among the most attractive projects in the world •The shale revolution shows how quickly and deeply things can shift •BHP Billiton’s combination of resource diversification, technology breadth, strong operational performance, solid financial positionand long development horizon provides us with a distinct advantage •We intend to pursue both strategies –large conventional resources and unconventional shale resources •Our US and Western Australian positions remain key parts of our longer term forward gas development plan J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 14 May 2012 Slide 22

Bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 14, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary